Golf Galaxy, Inc.

7275 Flying Cloud Drive

Eden Prairie, Minnesota  55344

July 26, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               Golf Galaxy, Inc. (“Company”)

                                                Registration Statement on Form S-1 (“Registration Statement”)

                                                Registration No. 333-125007

Ladies and Gentlemen:

Golf Galaxy, Inc., hereby requests that the above-captioned Registration Statement be declared effective as of 12 p.m. E.D.T. on Thursday, July 28, 2005, or as soon thereafter as practicable.

The Company acknowledges that any action taken by the Commission or its staff acting pursuant to delegated authority accelerating the effective date of the Registration Statement does not foreclose the Commission from taking any action with respect thereto and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures therein.  The Company represents that if the Commission or its staff accelerates the effective date of the Registration Statement, the Company will not assert the staff’s comments or the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Concurrently with the transmission of this letter, Piper Jaffray & Co., a lead managing underwriter, as representative of the several Underwriters, by a separate letter, is joining in this request for acceleration and transmitting to you the details with respect to the distribution of the preliminary Prospectus dated July 15, 2005.

Very truly yours,

GOLF GALAXY, INC.

/s/ RICHARD C. NORDVOLD

Richard C. Nordvold
Chief Financial Officer